November 20, 2019

Chris Chang Yu
Chief Executive Officer
AnPac Bio-Medical Science Co., Ltd.
801 Bixing Street, Bihu County
Lishui, Zhejiang Province 323006
People's Republic of China

       Re: AnPac Bio-Medical Science Co., Ltd.
           Amendment No. 1 to
           Registration Statement on Form F-1
           Filed November 15, 2019
           File No. 333-234408

Dear Dr. Yu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2019 letter.

Form F-1/A filed November 15, 2019

Dilution, page 61

1. Your disclosure of pro forma net tangible book value US$11.2 million after giving effect to the offering does not appear to reconcile with the net tangible book value of (US$6.6 million) plus the net proceeds of US$16.9 million disclosed on page 58. Please clarify or revise.
 Chris Chang Yu
AnPac Bio-Medical Science Co., Ltd.
November 20, 2019
Page 2
Description of Share Capital
Ordinary Shares, page 161

2. On September 17, 2019, you issued 214,000 shares for $3.27 per share to your founder and chairman. On October 25, 2019, you issued 769,000 shares for $0.01 per share to
      YuLin Bio-medical as result of certain PRC shareholders restructuring their shareholding. Please tell us in greater detail the nature and terms of each issuance, how you determined the fair value (if applicable), how you accounted for any difference between fair value and the cash consideration received and the accounting literature you relied upon. Also, disclose more information about the nature and terms of each issuance in the filing, including the interim financial statement footnotes. Consolidated Financial Statements for the Year Ended December 31, 2018
Notes to the Consolidated Financial Statements
12. Share Based Compensation, page F-30

3. We have reviewed your response to comment 2 noting it appears the stock options were not adjusted to reflect the 1-for-100 share split. Please revise your disclosures here and elsewhere in the filing, such as Note 10 to your interim financial statements and page 87, or tell us why your current presentation is appropriate. Refer to SAB Topic 4:C.
       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameChris Chang Yu
                                                           Division of
Corporation Finance
Comapany NameAnPac Bio-Medical Science Co., Ltd.
                                                           Office of Real
Estate & Construction
November 20, 2019 Page 2
cc:       Shuang Zhao
FirstName LastName